June 19, 2006

VIA EDGAR Mr. Stephen Krikorian Accounting Branch Chief United States Securities and Exchange Commission Mail Stop 4561 Washington, D.C. 20549

Re:	Tumbleweed Communications Corp. Form 10-K for Fiscal Year Ended December 31, 2005 File No. 000-26223

Dear Mr. Krikorian:

Tumbleweed Communications Corp. (the "Company") is writing to the Securities and Exchange Commission (the “Staff”) in response to the closing statements contained in a letter from the Staff to the Company dated June 6, 2006 (the “Comment Letter”) regarding the Company's Form 10-K for Fiscal Year Ended December 31, 2005.

Set forth below is the statement of the Company requested by the Staff in the closing statements of the Comment Letter:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Timothy G. Conley
Timothy G. Conley
Senior Vice President of Finance
And Chief Financial Officer